Exhibit 4.52

CONSULTANCY SERVICES AGREEMENT

THIS Agreement is made this 9th day of September 2013 with effect as of 1st January 2013 between:

A.	EASTERN MED CONSULTANTS INC. of the Marshall Islands (Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH96960) ("hereinafter referred to as "the Principals")

B.	AZARA SERVICES S.A. of the Marshall Islands (Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH96960) (hereinafter referred to as the "The Consultant")

WHEREBY it is mutually agreed as follows:

I.           PREAMBLE

1.
The Principals are an indirect wholly owned subsidiary of OCEAN RIG UDW INC. of Marshall Islands ("UDW") the latter being a company which has been engaged directly or through subsidiaries in the ownership, operation and management of offshore drilling units.  The common shares of UDW are listed on the NASDAQ Global Market and as such UDW is subject to U.S. securities laws and regulations.

2.
The Consultant states that they are well experienced and highly qualified in the business of operating and managing of drilling companies including publicly listed companies.  The Consultant also states that they are very familiar with and experienced on conducting compliance and reporting matters for publicly listed international shipping companies operating in the shipping/drilling business.

3.
The Principals wish to take the services of the Consultant and the Consultant agrees to act as an independent consultant for the Principals and/or UDW and/or any affiliates, subsidiaries and/or holding companies thereof (the "Affiliates") as directed by the Principals in relation to investments and/or management of drilling related business of the Principal and/or the Affiliates, on the terms hereinafter provided.

II.           THE AGREEMENT

1.
The Principals agree with effect from 1st January 2013 to take the consultancy services of the Consultant as an independent consultant to the Principals and/or the Affiliates and the Consultant agrees to provide to the Principals and/or the Affiliates, as directed by the Principals, such services for the period, the remuneration and otherwise on the terms of this Agreement.

2.
The duties and authority of the Consultant shall be to advise the Principals and/or the Affiliates, as directed by the Principals during the term of this Agreement, on matters relating investments and/or management of drilling related business of the Principal and/or the Affiliates.  Further, it is specifically agreed that the executive through whom the Consultant will discharge their duties under this Agreement and who has/will be appointed Chief Executive Officer of UDW, is/will be an individual the qualifications and identity of whom have been/will be provided by the Board of Directors of the Principals and has/will be confirmed by the Principals to the Consultant in Writing.

3.
In addition to the foregoing the Consultant shall upon the request of the Principals undertake to supervise the business activities of the Principals and/or the Affiliates, as directed by the Principals and to make recommendations to the top management of the Principals and/or the Affiliates for any action to be taken for the benefit of the Principals and/or the Affiliates.

4.
The services of the Consultant shall be given in any part of the world outside Norway, Cyprus and Greece, whenever and wherever same are or may be required and in this respect the Consultant shall be traveling around the world in order to attend to their duties, as the Principals shall from time to time direct.

5.	The duration of this Agreement of independent services shall be for a period of five years starting from 1st January 2013 (the "Commencement Date") and thereafter may be renewed or extended following both parties consent.  Such extension(s) will be valid under the term that it will be in writing.

6.	The Consultant shall report regularly to the Principals on the matters entrusted to them in the context of this Agreement.

7.	(a)	The annual remuneration for the services provided by the Consultant hereunder shall be United States Dollars Two Million Five Hundred Thousand (USD 2,500,000).

(b)           The Consultant shall be entitled to receive a sign-on bonus in consideration of agreeing to provide its services to the Principals, consisting of:

i)           United States Dollars Two Million Five Hundred Thousand (USD 2,500,000) in cash; and

ii)           One Hundred Fifty Thousand (150,000) shares of UDW.

(c)           In addition to the above, the Principals may from time to time, at their sole discretion, award further bonus(es) to the Consultant, in cash or equity participation, based on the Consultant's performance and prevailing market practice.

(d)           The Consultant shall exercise their duties with care and diligence and to the benefit of the Principals and/or the Affiliates and shall be duty bound to be absolutely loyal to the Principals and to keep absolute confidentiality on all matters of the Principals and the matters handled by the Consultant hereunder.

8.
The Consultant is not entitled to incur any liability, conclude any agreements on behalf of or commence any legal proceedings in the name of or on behalf of, or in any way to pledge the credit of the Principals and/or the Affiliates unless and to the extent specifically authorized by the Principals.

9.	This Agreement, unless otherwise agreed in writing between the parties, shall be terminated as follows:

(a)           The Principals may immediately terminate this Agreement for Cause (as defined herein).  In such event the obligations of the Principals shall cease immediately and the Consultant shall not be entitled to any further payments of any kind.  For purposes of this Agreement, Cause shall include:

(i)	Willful or deliberate failure to perform the Consultant's duties or gross negligence in the performance of such duties;

(ii)	Material breach of the terms of this Agreement;

(iii)
Dishonesty, willful misconduct or fraud in connection with the Consultant's hiring by the Principals, the performance of the Consultant's duties, or in any way related to the business of the Principals and/or the Affiliates;

(iv)	Conviction or a plea of nolo contendere (or the equivalent) to a felony relating to the Principals;

(v)	Engaging in conduct materially injurious to the business, reputation or goodwill of the Principals and/or the Affiliates;

(vi)	Violation of applicable policies, practices and standards of behavior of the Principals and/or the Affiliates; or

(vii)	Violation of any laws or regulations of any jurisdiction or regulatory body having jurisdiction over the Principals and/or the Affiliates.

(b)           The Agreement may be terminated by the Principals prior to its expiry and discharge the Consultant hereunder.  If the Principals terminate this Agreement before the end of its term for any reasons without Cause, the Principals shall pay the Consultant the amount of United States Dollars Ten Million (US$10,000,000) within seven (7) days of the termination of this Agreement subject to receipt by the Principals of a release in favour of the Principals.

(c)           The Consultant may terminate this agreement without cause by giving three months written notice.

10.	The Consultant represents and warrants to the Principals the following:

(a)           The Consultant represents that they are fully qualified, without the benefit of any further training or experience (the "Consultant's Managers and additional personnel") and, if needed, will obtain all necessary permits and licenses, to perform the duties customarily incident to such services.

(b)           The Consultant is fully responsible for the actions and/or its omissions.  As a consequence the Consultant shall be jointly and severally responsible with them for the fulfillment of its duties under the present agreement.

(c)           The Consultant is not in breach of any agreement requiring him to preserve the confidentiality of any information, client lists, trade secrets or other confidential information or any agreement not to compete or interfere with any prior agreement, and that neither the execution of this Agreement nor the performance by the Consultant of its obligations hereunder will conflict with, result in a breach of, or constitute a default under, any agreement to which the Consultant is a party or to which the Consultant may be subject.

(d)           The Consultant will rely on its generalized knowledge and skill in performing its services hereunder.

11.
Except as directed in writing the Consultant will not disclose or use at any time, either during the period of this Agreement or thereafter, any Confidential Information (as defined below) of which they are or become aware, except to the extent, required by applicable law.  The Consultant will take all appropriate steps to safeguard Confidential Information and to protect it against disclosure, misuse, espionage, loss and theft.  As used in this Agreement, the term "Confidential Information" means information relating to the projects and vessels of the group and/or the Principals and/or Affiliates is not generally known to the public or that is used or developed by the Principals including, without limitation, all products and services, fees, costs and pricing structures, financial and trading information, accounting and business methods, analyses, reports, data bases, computer software (including operating systems, applications and program listings), manuals and documentation, customers and clients and customer and client lists, account files, travel agents and travel agent lists, charter contracts, salesmen and salesmen lists, technology and trade secrets and all similar and related information in whatever form relating to the business or the Principals and their affiliate companies, provided however, that the Consultant may disclose or use Confidential Information at the direction of the Principals.

12.
(a)  In the event of a "Change of Control" (as defined herein), during the term of this Agreement, the Consultant have the option to cease providing their services to the Principals within three (3) months following such Change in Control, and shall be eligible to receive the payment specified in subparagraph (c), below, provided that the conditions of said paragraph are satisfied.

(b)	For purposes of this Agreement, the term "Change of Control" shall mean the:

(i)
Acquisition by any individual, entity or group of beneficial ownership other than DryShips Inc. or UDW's current CEO or entities owned by UDW's current CEO, of fifty percent (50%) or more of either (A) the then-outstanding shares of common stock of UDW or (B) the combined voting power of the then-outstanding voting securities of UDW entitled to vote generally in the election of directors; and

(ii)
Sale or other disposition of all or substantially all of the assets of UDW or consummation of a reorganization, merger or consolidation of UDW provided that the latter have the effect of sale or other disposition of all or substantially all or substantially all of the assets of UDW;

(c)	If the Consultant as a result of the above ceases to render its services to the Principal within three (3) months following the date of the relevant written notice of a Change of Control, the Consultant shall receive a fee of United States Dollars Ten Million (US$10,000,000).

13.	(a)	It is acknowledged that for the duration of the present agreement the Consultant's services shall be non-exclusive.

(b)           The Consultant recognizes that due to the nature of its work it has an increased obligation of faith.  More specifically:

(i)           No publications, conferences, declarations, etc., having to do with the Principals and/or the Affiliates or any other related companies shall be made by the Consultant without the previous permission of the Principal;

(ii)           The Consultant shall handle with honesty and care all monetary sums, titles, checks, etc., that would comer to its possession or administration in its capacity as a Consultant of the Principals;

(iii)           The Consultant must at all times abide by the rules of SEC and NASDAQ and any other regulatory agency applicable to the Principals and/or the Affiliates and behave in a manner that shall not offend the business and social image and fame of the Principals and/or the Affiliates;

(iv)           Subject to the provisions of subparagraph (a) of this paragraph 13 the Consultant must abstain from any act which would create, or that could be interpreted to create, liens towards third parties to the detriment of the interests of the Principals and/or the Affiliates; and

(v)           The same obligations of the Consultant apply towards the Principals affiliate companies as well, whether expressly spelled out above or not.

(c)           The Consultant further agrees that during the period of the present agreement and for two (2) months following the termination of the present agreement without the prior written consent of the Principals, not to:

(i)           With respect to deals or transactions under consideration, solicit, induce or encourage any existing or potential client or counterparty of the Principals and/or the Affiliates to forego the proposed deal or transaction, or to consummate the deal or transaction instead with another firm, Principal, business, partnership or enterprise;

(ii)           Hire, solicit, recruit, induce, procure or attempt to hire, solicit, recruit, induce or procure, directly or indirectly, any person who is an employee of the Principals and/or any of the Affiliates or who was such an employee at any time during the final year of Consultant's engagement;

(iii)           Assist in hiring any such person by any other individual, sole proprietorship, firm, principal, business, partnership, or other enterprise; or

(iv)           Encourage any such person to terminate his or her employment, without the express written consent of the Principal.

(d)           The Consultant acknowledges that the foregoing limitations are reasonable under the circumstances and represents and warrants that the fulfillment of the obligations by the Consultant set forth in this paragraph are not of a nature to cause to the Consultant any substantial economic hardship.

14.	Every notice, request, demand or other communication under this Agreement shall:

(a)           Be in writing delivered personally or by courier or by fax or shall be served through a process server;

(b)           Be deemed to have been received, subject or otherwise provided in this Agreement in the case of fax upon receipt of a successful transmission report (or – if sent after business hours – the following business day) and in the case of a letter when delivered personally or through courier or served at the address below; and

(c)           Be sent:

(i)           If to the Principals, to:

EASTERN MED CONSULTANTS c/o 5/1 Merchants Street MT – 10 Valletta, Malta Tel: +356 21222097 Fax: +356 21249950 Email: info@cefaiudyaocates.com Attn: Dr. Adriano Cefai

(ii)           If to the Consultant, to:

AZARA SERVICES S.A. c/o 195 Makarios III Avenue CY – 3030 Limassol P.O. Box 50613 CY – 3608 Limassol Tel: +357 25 110000 Fax: + 357 25 110018 Email: mariahph@neocleous.com Attn: Ms. Maria Phylactou or to such other person, address or telefax, as is notified by the relevant Party to the other Party to this Agreement and such notification shall not become effective until notice of such change is actually received by the other Party.  Until such change of person or address is notified, any notification to the above addresses and fax numbers are agreed to be validly effected for the purposes of this Agreement.

15.	Any amendment to this Agreement should be made by an instrument in writing.

16.	It is specifically agreed and clarified that this Agreement is an agreement for independent consultancy services and is not an employment agreement.

17.	This Agreement, and the Consultant's rights and obligations hereunder, may not be assigned by the Consultant; any purported assignment in violation hereof shall be null and void.

18.	This Agreement supersedes all prior agreements written or oral with respect thereto.

19.	This Agreement shall in all respects be governed and construed according to the Laws of England.

The parties hereby irrevocably submit to the exclusive jurisdiction of the English Courts.

IN WITNESS WHEREOF, the Parties hereto have duly executed and delivered this Agreement in two originals this 9th day of September 2013 and with effect as of 1st January 2013.

EASTERN MED CONSULTANTS INC.	AZARA SERVICES S.A.

/s/ Adriano Cefai	/s/ Maria Phylactou
Dr. Adriano Cefai	Ms. Maria Phylactou
Director of	Director of
Omega Services Limited	M.C.R.S. LIMITED
Sole Director	Sole Director